EHIBIT 99.1



                                                             NASDAQ SYMBOL: LASE
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NEWS RELEASE                                                      August 7, 2002
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Bill Kern                                        3300 University Blvd, Suite 140
Sr. Vice President - Corporate Development            Winter Park, Florida 32792
407.678.9900 extension 163                                Facsimile 407.678.9981
bkern@lasetech.com                                                  www.lase.com


                    LASERSIGHT RECEIVES NASDAQ PANEL DECISION
                  Company to Move to The Nasdaq SmallCap Market

Winter Park, FL (August 7, 2002) LaserSight Incorporated (Nasdaq: LASE) today announced that the Company has received notification from the Nasdaq Listings Qualification Panel that effective with the opening of business on August 9, 2002, the Company's Common Stock will be transferred to The Nasdaq SmallCap Market and will no longer be eligible for trading on The Nasdaq National Market. LaserSight's continued listing on The Nasdaq SmallCap Market requires that on or before August 13, 2002 the bid price of the Company's common stock must close at $1.00. However, if the Company is unable to meet that requirement, it may be eligible for an additional 180-day grace period for trading on the Nasdaq Small Cap Market, provided it is able to demonstrate shareholders' equity of at least $5 million, is in compliance with all other requirements for continued listing on the Nasdaq Small Cap Market, and files an application for new listing and the related review on or before August 13, 2002. The Company believes it meets those requirements and plans to file that application on time.

LaserSight is a leading supplier of quality technology solutions for laser vision correction and has pioneered its patented precision microspot scanning technology since it was introduced in 1992. Its products include the LaserScan LSX(R) precision microspot scanning system, its international research and development activities related to the Astra family of products used to perform custom ablation procedures known as CustomEyes and its MicroShape(R) family of keratome products. The Astra family of products includes the AstraMax(TM) diagnostic workstation designed to provide precise diagnostic measurements of the eye and CustomEyes CIPTA and AstraPro(TM) software, surgical planning tools that utilize advanced levels of diagnostic measurements for the planning of custom ablation treatments. In the United States, the Company's LaserScan LSX excimer laser system operating at 200 Hz is approved for the LASIK treatment of myopia and myopic astigmatism. The MicroShape family of keratome products includes the UltraShaper(R) durable keratome and UltraEdge(R) keratome blades.

This press release contains forward-looking statements regarding future events and future performance of the Company all of which involve risks and uncertainties that could materially affect actual results. Such statements are based on Management's current expectations and actual results could differ materially. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the Company's Form 10-K, Form 10-Q and Form 8-K reports.